Exhibit 99.2

CARDIOME PHARMA CORP.

Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Cardiome Pharma Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cardiome Pharma Corp. (the "Company") as of December 31, 2017 and December 31, 2016, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and 2016, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with US generally accepted accounting principles.

Material Uncertainty Related to Going Concern

Without qualifying our opinion on the financial statements, we draw attention to Note 1 to the financial statements, which indicates that as of December 31, 2017 the Company has a history of incurring operating losses and negative cashflows from operations. As stated in Note 1 to the financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Change in Accounting Principle

Without qualifying our opinion on the financial statements, we draw attention to Note 3 to the financial statements, which indicates that the Company has changed its method of accounting for business combinations and deferred tax assets in 2017 due to adoption of Accounting Standards Update (“ASU”) 2017-1, “Business Combinations (Topic 805): Clarifying the Definition of a Business”; and ASU 2015-17 “Balance Sheet Classification of Deferred Taxes”, respectively.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 2, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Cardiome Pharma Corp. Page 2

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2006.

Vancouver, Canada

April 2, 2018

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Cardiome Pharma Corp.

Opinion on Internal Control over Financial Reporting

We have audited Cardiome Pharma Corp. (the Company)’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Financial Statements

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and December 31, 2016, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements") and our report dated April 2, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Cardiome Pharma Corp. Page 2

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipt and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Vancouver, Canada

April 2, 2018

CARDIOME PHARMA CORP.

Consolidated Balance Sheets

(In thousands of U.S. dollars, except share amounts)

	December 31, 2017	December 31, 2016

Assets

Current assets:
Cash and cash equivalents	$22,081	$26,758
Restricted cash (note 6)	2,100	2,547
Accounts receivable, net of allowance for doubtful accounts of $125 (2016 - $97)	6,383	6,154
Inventories (note 7)	6,427	4,618
Prepaid expenses and other assets	961	1,302
	37,952	41,379

Property and equipment (note 8)	416	548
Intangible assets (note 9)	27,806	24,352
Goodwill	318	318
Deferred income tax assets (note 18)	320	460
	$66,812	$67,057

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 10)	$7,701	$8,021
Current portion of deferred consideration (note 12)	-	2,815
Current portion of deferred revenue	207	182
	7,908	11,018

Long-term debt, net of unamortized debt issuance costs and discount (note 11)	40,000	19,391
Deferred revenue	2,502	2,381
Other long-term liabilities	212	243
	50,622	33,033

Stockholders’ equity:
Common stock	353,483	344,928
Authorized - unlimited number without par value
Issued and outstanding – 34,637,312 (2016 – 31,884,420) (note 13(b))
Additional paid-in capital (note 14)	38,443	35,812
Deficit	(392,865)	(363,054)
Accumulated other comprehensive income (note 2(c))	17,129	16,338
	16,190	34,024
	$66,812	$67,057

Commitments and contingencies (notes 17 and 20)

Subsequent events (notes 11 and 22)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ W. James O’Shea	/s/ Arthur H. Willms
Director	Director

CARDIOME PHARMA CORP.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2017, 2016 and 2015

(In thousands of U.S. dollars, except share and per share amounts)

	December 31, 2017	December 31, 2016	December 31, 2015
Revenue:
Product and royalty revenues	$23,811	$25,066	$20,795
Licensing and other fees	197	190	115
	24,008	25,256	20,910
Cost of goods sold	6,776	6,310	6,587
Gross margin	17,232	18,946	14,323
Expenses:
Selling, general and administration	36,694	30,513	31,004
Research and development (note 15)	-	-	3,223
Amortization (notes 8 and 9)	3,517	2,984	2,177
	40,211	33,497	36,404
Operating loss	(22,979)	(14,551)	(22,081)

Other expense:
Loss on extinguishment of long-term debt (note 11)	-	1,402	-
Other expense on modification of long-term debt (note 11)	1,451	-	-
Interest expense	5,695	2,543	2,260
Other expense	511	348	175
Foreign exchange (gain) loss	(1,188)	623	(43)
	6,469	4,916	2,392
Loss before income taxes	(29,448)	(19,467)	(24,473)
Income tax expense (recovery) (note 18)	363	152	(11)
Net loss	$(29,811)	$(19,619)	$(24,462)

Other comprehensive loss:
Foreign currency translation adjustments	791	(336)	(449)
Comprehensive loss	$(29,020)	$(19,955)	$(24,911)
Loss per common share (note 16)
Basic	$(0.90)	$(0.78)	$(1.34)
Diluted	$(0.90)	$(0.79)	$(1.34)
Weighted average common shares outstanding (note 16)
Basic	33,192,480	25,255,413	18,198,840
Diluted	33,227,924	25,318,196	18,198,840

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2017, 2016 and 2015

(In thousands of U.S. dollars, except number of common shares)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2014	16,591,002	$284,760	$34,229	$(318,973)	$17,123	$17,139
Net loss	-	-	-	(24,462)	-	(24,462)
Issuance of common stock (note 13(b))	3,429,247	28,334	-	-	-	28,334
Share issue costs	-	(1,705)	-	-	-	(1,705)
Common stock issued upon exercise of options (note 13(b))	119,842	293	-	-	-	293
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	256	(256)	-	-	-
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	-	9	-	-	-	9
Issuance of common shares on vesting of restricted share units, net of tax (note 13(b))	7,246	72	(110)			(38)
Stock-based compensation expense	-	-	815	-	-	815
Foreign currency translation adjustments	-	-	-	-	(449)	(449)
Balance at December 31, 2015	20,147,337	312,019	34,678	(343,435)	16,674	19,936
Net loss	-	-	-	(19,619)	-	(19,619)
Issuance of common stock (note 13(b))	11,708,856	35,676	-	-	-	35,676
Share issue costs	-	(3,121)	-	-	-	(3,121)
Issuance of common shares on vesting of restricted share units, net of tax (note 13(b))	28,227	354	(449)	-	-	(95)
Stock-based compensation expense	-	-	1,583	-	-	1,583
Foreign currency translation adjustments	-	-	-	-	(336)	(336)
Balance at December 31, 2016	31,884,420	344,928	35,812	(363,054)	16,338	34,024
Net loss	-	-	-	(29,811)	-	(29,811)
Issuance of common stock (note 13(b))	2,453,051	8,487	-	-	-	8,487
Share issue costs	-	(1,072)	-	-	-	(1,072)
Common stock issued upon exercise of options (note 13(b))	265,495	384	-	-	-	384
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	360	(360)	-	-	-
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	-	29	-	-	-	29
Issuance of common shares on vesting of restricted share units, net of tax (note 13(b))	34,346	367	(432)	-	-	(65)
Issuance of warrants (note 11)	-	-	1,200	-	-	1,200
Stock-based compensation expense	-	-	2,223	-	-	2,223
Foreign currency translation adjustments	-	-	-	-	791	791
Balance at December 31, 2017	34,637,312	$353,483	$38,443	$(392,865)	$17,129	$16,190

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(In thousands of U.S. dollars)

	December 31, 2017	December 31, 2016	December 31, 2015
Operating activities:
Net loss	$(29,811)	$(19,619)	$(24,462)
Items not affecting cash:
Amortization (notes 8 and 9)	3,517	2,984	2,177
Accretion of long-term debt (note 11)	1,549	250	525
Interest paid in-kind on long-term debt (note 11)	778	-	-
Stock-based compensation expense, net (note 14)	2,065	260	2,205
Write-down of inventory (note 7)	295	159	2,028
Loss on extinguishment of long-term debt (note 11)	-	1,402	-
Unrealized foreign exchange loss (gain)	(1,738)	210	(43)
Changes in operating assets and liabilities:
Restricted cash	687	(296)	(31)
Accounts receivable	448	506	3,067
Inventories	(1,533)	(375)	(1,094)
Prepaid expenses and other assets	510	(37)	212
Deferred revenue	(197)	(272)	1,885
Accounts payable and accrued liabilities	(675)	(1,028)	(2,738)
Other long-term liabilities	(31)	(31)	-
Net cash used in operating activities	(24,136)	(15,887)	(16,269)

Investing activities:
Purchase of property and equipment	(5)	(9)	(132)
Purchase of intangible assets (note 9)	(5,229)	(13,628)	(39)
Net cash used in investing activities	(5,234)	(13,637)	(171)

Financing activities:
Issuance of common stock (note 13(b))	8,487	35,341	28,334
Share issue costs	(1,072)	(2,746)	(1,650)
Issuance of common stock upon exercise of stock options (note 13(b))	384	-	293
Income tax withholdings on vesting of restricted share units	(65)	(95)	(38)
Proceeds from issuance of long-term debt (note 11)	20,000	20,000	-
Financing fees on issuance of long-term debt (note 11)	(518)	(713)	(106)
Repayment of long-term debt (note 11)	-	(10,000)	(2,000)
Payment of fees on extinguishment of long-term debt (note 11)	-	(1,146)	-
Payment of deferred consideration (note 12)	(2,815)	(2,174)	(3,049)
Net cash provided by financing activities	24,401	38,467	21,784

Increase (decrease) in cash and cash equivalents during the year	(4,969)	8,943	5,344
Effect of foreign exchange rate changes on cash and cash equivalents	292	154	(391)
Cash and cash equivalents, beginning of year	26,758	17,661	12,708
Cash and cash equivalents, end of year	$22,081	$26,758	$17,661

Supplemental cash flow information:
Interest paid	$3,477	$2,329	$1,826
Interest received	95	17	20
Cash received (paid) for income taxes	334	109	(693)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

1.	Basis of presentation:

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. Cardiome is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. Cardiome strives to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. Cardiome currently has two marketed, in-hospital cardiology products, Brinavess® (vernakalant IV), for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and Aggrastat® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome, which are commercially available in markets outside of the United States. Cardiome has licensed a European-approved antibiotic, Xydalba™ (dalbavancin), a second generation, semi-synthetic lipoglycopeptide for the treatment of acute bacterial skin and skin structure infections in adults, that the Company has launched commercially in Germany, the United Kingdom, and France, and expects to commercialize in Belgium, Nordic nations, Canada, certain other European countries and select countries in the Middle East over time. Cardiome has also licensed Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community-acquired and hospital-acquired pneumonia, which is currently marketed in Germany, Italy, the United Kingdom, France, Austria and Switzerland. In addition, Cardiome has also licensed commercialization rights to a pre-registration drug/device combination product, Trevyent®, for the treatment of pulmonary arterial hypertension in certain regions outside the United States and commercialization rights to cardiology products Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, in certain European countries.

As of December 31, 2017, the Company had $22,081 in cash and cash equivalents, compared to $26,758 at December 31, 2016. The Company has a history of incurring operating losses and negative cash flows from operations. After taking into consideration shares that can be sold under the agreement with LPC (see note 13(b)) and under the existing prospectus, the Company will have sufficient capital to fund its current planned operations during the twelve-month period subsequent to the issuance of these financial statements but will not retain sufficient cash to meet its minimum liquidity requirements under its long-term debt agreement. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the financial statements issuance date. The Company currently expects that the transaction described in note 22, which is subject to shareholder approval, will close in the second quarter of 2018 and that the Company will receive CAD $25,500 on closing. There can be no assurance that the Company will be able to obtain shareholder approval for the proposed transaction.  The accompanying financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies:

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries from their respective dates of acquisition of control. All intercompany transactions and balances have been eliminated on consolidation.

(b)	Use of estimates:

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Significant areas requiring the use of accounting judgments and estimates include accounting for amounts recorded in connection with recoverability of inventories, carrying value of intangible assets, revenue recognition, bad debt and doubtful accounts, income taxes, stock-based compensation expense, and commitments and contingencies. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates.

(c)	Foreign currency translation:

The net assets of foreign subsidiaries where the local currencies have been determined to be the functional currencies are translated into U.S. dollars using exchange rates at the balance sheet dates. Equity is translated at historical rates and revenue and expenses are translated at exchange rates prevailing during the period. The foreign exchange gains and losses arising from translation are recorded in the foreign currency translation account, which is included in accumulated other comprehensive income and reflected as a separate component of equity. For those subsidiaries where the U.S. dollar has been determined to be the functional currency, non-monetary foreign currency assets and liabilities are translated using historical rates, while monetary assets and liabilities are translated at the period-end exchange rates. Revenues and expenses denominated in foreign currencies are translated at exchange rates in effect at the time of the transactions. Foreign exchange gains and losses are recorded in net loss for the period.

(d)	Fair value measurements of financial instruments:

Fair value measurements of financial instruments are determined by using a fair value hierarchy that prioritizes the inputs to valuation techniques into three levels according to the relative reliability of the inputs used to estimate the fair values.

The three levels of inputs used to measure fair value are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical financial instruments;

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

Level 2 - Inputs other than quoted prices that are observable for the financial instrument either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

In determining fair value measurements, the most observable inputs are used when available. The fair value hierarchy level at which a financial instrument is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.

(e)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term deposits with original maturities of 90 days or less. Short-term deposits are valued at amortized cost. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

(f)	Allowance for doubtful accounts:

The Company maintains an allowance for accounts for estimated losses that may result from our customers’ inability to pay. The Company estimates an allowance for doubtful accounts primarily based on the credit worthiness of customers, aging of receivable balances and general economic conditions. Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

(g)	Inventories:

Inventories consist of finished goods, unfinished product (work in process) and raw materials and are valued at the lower of cost or estimated net realizable value, determined on a first-in-first-out basis. Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions. Estimated net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The components of inventory and inventory purchase commitments are reviewed on a regular basis for excess and obsolete inventory based on estimated future usage and sales, demand from drug distributors and hospitals and economic conditions. Management believes that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.

(h)	Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

Asset	Rate

Laboratory equipment	5 years
Production equipment	7 years
Computer equipment	3-5 years
Software	3-5 years
Furniture and office equipment	5-7 years

Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life or the initial lease term.

(i)	Intangible assets:

Intangible assets are comprised of patent costs, trade name, marketing rights and licenses. Patent costs which are associated with the preparation, filing, and obtaining of patents are capitalized. Maintenance costs of patents are expensed as incurred.

The estimated useful life of an intangible asset with a definite life is the period over which the asset is expected to contribute to future cash flows. When determining the useful life, the Company considers the expected use of the asset, useful life of a related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors, and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

Amortization is provided using the straight-line method over the following terms:

Asset	Rate

Patents	over the patent life
Trade name	10 years
Marketing rights	10 years
Licenses	over the license term

(j)	Goodwill:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized, but reviewed for impairment on an annual basis or more frequently if impairment indicators arise. Qualitative factors are first assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the qualitative assessment indicates that the reporting unit may be impaired, a two-step impairment test which considers, among other things, the fair value of reporting units based on discounted estimated future cash flows, is performed. This review involves significant estimation uncertainty, which could affect the Company’s future results if the current estimates of future performance and fair values change.

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

(k)	Impairment of long-lived assets:

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The Company determines whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

(l)	Deferred revenue:

Deferred revenue is recorded when upfront payments on distribution agreements are received. The deferred revenue is amortized into income over the applicable earnings period.

(m)	Revenue recognition:

Product and royalty revenue

Revenue from sales of products is recognized upon the later of transfer of title or upon shipment of the product to the customer, so long as persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collection is reasonably assured. Provisions for chargebacks, rebates, sales incentives and returns are provided for in the same period the related sales are recorded. Sales taxes collected from customers in various European markets that must be remitted back to the relevant government authorities are excluded from revenues. Shipping and handling costs are included in cost of sales.

Royalty revenue is recognized on an accrual basis when earned in accordance with the agreement terms, when royalties from the collaborative partner are determinable and collection is reasonably assured, such as upon the receipt of a royalty statement from the collaborative partner.

Licensing and other fees

The Company earns revenue from collaboration and license agreements from the commercial sale of approved products. Royalties payable under license agreements are included in cost of sales.

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

(n)	Clinical trial expenses:

Clinical trial expenses are a component of research and development costs and include fees paid to contract research organizations, investigators and other vendors who conduct certain product development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to service agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates are based on patient enrollment, services provided and goods delivered, contractual terms and experience with similar contracts. The Company monitors these factors to the extent possible and adjusts its estimates accordingly. Prepaid expenses or accrued liabilities are adjusted if payments to service providers differ from estimates of the amount of service completed in a given period.

(o)	Stock-based compensation and other stock-based payments:

Stock options and restricted share units granted to the Company’s directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to consultants and to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture. Compensation expense for restricted share units is measured at fair value at the date of grant, which is the market price of the underlying security, and is expensed over the award’s vesting period on a straight-line basis.

(p)	Income taxes:

The Company accounts for income taxes using the liability method of tax allocation. Deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is enacted. Deferred income tax assets are evaluated periodically and if realization is not considered more likely than not, a valuation allowance is provided. Income tax credits, such as investment tax credits, are included as part of the provision for income taxes.

(q)	Earnings (loss) per share:

Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the Company has incurred a loss for the period, basic and diluted loss per share are the same.

7

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

Diluted earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period, adjusted to include the number of incremental common shares that would have been outstanding if all dilutive potential common shares had been issued. Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options. The diluted earnings (loss) available to common shareholders is adjusted for the recovery of the fair value of liability classified awards which are in-the-money.

(r)	Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. Due to the adoption of certain accounting standard updates (note 3), the Company reclassified income tax withholding payments on the vesting of restricted share units of $95 and $38 for the years ended December 31, 2016 and 2015, respectively, from cash used in operating activities to cash used in financing activities on the consolidated statement of cash flows and deferred tax assets of $460 from current assets to noncurrent assets as of December 31, 2016 on the consolidated balance sheet.

3.	Accounting pronouncements adopted:

On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“new revenue standard”) to all contracts using the modified retrospective method.  The Company expects to recognize the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings at that date.  The comparative information will not be restated and will continue to be reported under the accounting standards in effect for those periods.  The Company does not expect the adoption of the new revenue standard to have a material impact to its statement of operations and comprehensive loss and to its statement of cash flows on an ongoing basis. A majority of the Company’s revenue continues to be recognized when products are shipped from its warehousing and logistics facilities.  There is expected to be no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms under the new revenue standard.

The anticipated cumulative effect of the adoption of the new revenue standard on the Company’s consolidated January 1, 2018 balance sheet is summarized in the following table:

	December 31, 2017	Adjustments	January 1, 2018

Deferred revenue	$2,502	$300	$2,802
Deficit	$(392,865)	$(300)	$(393,165)

8

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

3.	Accounting pronouncements adopted (continued):

The anticipated transition adjustment arises from the Company’s treatment of an upfront payment it received from one of its distributors for the rights to distribute one of the Company’s commercialized products.  The upfront payment was previously amortized immediately upon receipt over a 10-year term.  Under the new revenue standard, the upfront payment has been deferred and will be amortized at a later time.

During the year ended December 31, 2017, the Company adopted Accounting Standards Update (“ASU”) 2017-1, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, issued by the Financial Accounting Standards Board (“FASB”) in January 2017. ASU 2017-01 requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not considered a business. To be a business, the set of acquired activities and assets must include inputs and one or more substantive processes that together contribute to the ability to create outputs. The Company has applied ASU 2017-1 in assessing a distribution agreement entered into during the year ended December 31, 2017 (note 9) and determined that the arrangement shall be accounted for as an asset acquisition under the clarified definition.

During the year ended December 31, 2017, the Company adopted ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”, issued by the FASB in March 2016. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  As a result of the adoption, the Company reclassified income tax withholding payments on the vesting of restricted share units of $65, $95 and $38 for the years ended December 31, 2017, 2016 and 2015, respectively, from cash used in operating activities to cash used in financing activities on the consolidated statement of cash flows.

During the year ended December 31, 2017, the Company adopted ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”, issued by the FASB in November 2015. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent. As a result of the adoption, the Company reclassified deferred tax assets of $320 and $460 from current assets to noncurrent assets as of December 31, 2017 and December 31, 2016, respectively, on the consolidated balance sheet.

4.	Recent accounting pronouncements:

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is evaluating the revised guidance to determine whether there will be any impact on its consolidated financial statements.

9

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	Recent accounting pronouncements (continued):

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments”. The amendments in ASU 2016-15 provide cash flow statement classification guidance on the following eight topics: 1. Debt Prepayment or Debt Extinguishment Costs; 2. Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; 3. Contingent Consideration Payments Made after a Business Combination; 4. Proceeds from the Settlement of Insurance Claims; 5. Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies; 6. Distributions Received from Equity Method Investees; 7. Beneficial Interests in Securitization Transactions; and 8. Separately Identifiable Cash Flows and Application of the Predominance Principle. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is evaluating the new guidance to determine whether there will be any impact on its consolidated financial statements.

5.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and deferred consideration approximate carrying values because of their short-term nature. The Company’s long-term debt is recorded under the effective interest method (note 11). The long-term debt and deferred consideration are classified as Level 2 of the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks, including credit risk and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure.

10

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

5.	Financial instruments (continued):

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to credit risk related to its accounts receivable. The majority of the Company’s accounts receivable arise from product sales which are primarily due from drug distributors and hospitals. The Company monitors the creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile.

(b)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency risk as a portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, revenue, and operating expenses are denominated in other than U.S. dollars. The Company manages foreign currency risk by holding cash and cash equivalents in foreign currencies to support forecasted foreign currency cash outflows. The Company has not entered into any forward foreign exchange contracts.

(ii)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial instruments that potentially subject the Company to interest rate risk include cash and cash equivalents.

The Company is exposed to interest rate cash flow risk on its cash and cash equivalents as these instruments bear interest based on current market rates.

6.	Restricted cash:

At December 31, 2017, the Company held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,863 (2016 - $1,443) and for operating lease arrangements of $237 (2016 – $104). During the year ended December 31, 2017, $1,000 was released from a non-interest bearing escrow account upon the Company’s repayment of all amounts owing under the deferred consideration liability in connection with the acquisition of Correvio LLC (note 12).

11

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

7.	Inventories:

	December 31,	December 31,
	2017	2016

Finished goods	$3,326	$1,757
Work in process	891	562
Raw materials	2,210	2,299

	$6,427	$4,618

During the year ended December 31, 2017, the Company had a write-down of inventory of $295 (2016 – $159; 2015 - $2,028). Included in the write-down during the year ended December 31, 2015 is a write-down of $1,125 of repurchased unsold inventory as part of a termination agreement.

8.	Property and equipment:

		Accumulated	Net book
2017	Cost	amortization	value

Production equipment	$70	$29	$41
Software	90	58	32
Computer equipment	152	122	30
Leasehold improvements	399	144	255
Furniture and office equipment	177	119	58

	$888	$472	$416

		Accumulated	Net book
2016	Cost	amortization	value

Laboratory equipment	$625	$625	$-
Production equipment	97	48	49
Software	161	85	76
Computer equipment	216	177	39
Leasehold improvements	399	107	292
Furniture and office equipment	187	95	92

	$1,685	$1,137	$548

During the year ended December 31, 2017, the Company wrote off equipment with a cost and accumulated amortization of $802 (2016 - equipment with a cost and accumulated amortization of $25; 2015 - nil). Amortization expense for the year ended December 31, 2017 amounted to $143 (2016 - $201; 2015 - $203).

12

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

9.	Intangible assets:

		Accumulated	Net book
2017	Cost	amortization	value

Licenses	$19,852	$2,551	$17,301
Marketing rights	15,830	6,531	9,299
Trade name	1,131	466	665
Patents	4,362	3,821	541

	$41,175	$13,369	$27,806

		Accumulated	Net book
2016	Cost	amortization	value

Licenses	$12,843	$856	$11,987
Marketing rights	15,830	4,948	10,882
Trade name	1,131	353	778
Patents	4,347	3,642	705

	$34,151	$9,799	$24,352

In the third quarter of 2017, the Company announced the execution of a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize Zevtera®/Mabelio® (ceftobiprole medocaril sodium) in 34 European countries and Israel. As consideration for the rights and licenses granted, the Company made a non-refundable payment to Basilea of CHF 5,000 ($5,200). Additional non-refundable milestone payments will be due to Basilea upon the Company’s achievement of various milestones. Milestone payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales. The license is being amortized over the life of the agreement of 15 years.

In the second quarter of 2016, the Company announced the execution of a license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded DALVANCE® in the U.S. and XYDALBATM in the rest of the world) in France, the United Kingdom, Germany, Belgium, Nordic nations, other European nations, various Middle Eastern nations, and Canada. As consideration for the rights and licenses granted, the Company made non-refundable payments to Allergan of $13,000, along with incurring other transaction costs. Additional non-refundable milestone payments will be due to Allergan upon the Company’s achievement of various milestones. Royalty payments may also be due to Allergan based on achievement of pre-determined levels of annual net sales. The license is being amortized over the life of the agreement of 10 years.

Amortization expense for the year ended December 31, 2017 amounted to $3,374 (2016 - $2,783; 2015 - $1,974).

13

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

9.	Intangible assets (continued):

The estimated aggregate amortization expense for intangible assets held at December 31, 2017, for each of the five succeeding years is expected as follows:

2018	$3,647
2019	3,625
2020	3,604
2021	3,569
2022	3,543

10.	Accounts payable and accrued liabilities:

	December 31,	December 31,
	2017	2016

Trade accounts payable	$4,007	$3,924
Employee-related accruals	2,310	2,637
Interest payable on deferred consideration (note 12)	-	24
Other accrued liabilities	1,384	1,436

	$7,701	$8,021

11.	Long term debt:

	December 31,	December 31,
	2017	2016

Long-term debt, net of unamortized debt issuance costs and discount	$40,000	$19,391
Less: current portion	-	-
Long-term debt, net of unamortized debt issuance costs and discount	$40,000	$19,391

On July 18, 2014, the Company closed a senior, secured term loan facility with MidCap Financial, LLC (“Midcap”) for up to $22,000 which consisted of two tranches bearing interest at a rate of LIBOR plus 8%. The first tranche of $12,000 was available for working capital and general corporate purposes. The second tranche of up to $10,000 was available to support a product or company acquisition. The loan carried a term of 48 months and was secured by substantially all of the assets of the Company.

14

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

11.	Long term debt (continued):

On June 13, 2016, the Company entered into a term loan agreement with CRG-managed funds (“CRG”) for up to $30,000 consisting of three tranches bearing interest at 14% per annum. The first tranche of $20,000 was drawn at closing and was used to extinguish long-term debt from Midcap and for general corporate purposes. In connection with the extinguishment of long-term debt, the Company incurred a loss of $1,402 during the year ended December 31, 2016. Of this amount, $256 related to the write-off of unamortized debt issuance costs and $1,146 related to prepayment and exit fees. The second tranche of $5,000 was available to the Company if the Company was able to reach certain revenue milestones at December 31, 2016. The Company reached the revenue milestone at December 31, 2016 but did not draw the second tranche. The third tranche of $5,000 was available to the Company if the Company was able to reach certain revenue milestones at June 2017.

On May 11, 2017, the Company amended the terms of its term loan agreement (the “first amendment”). Under the terms of the amended agreement, up to $50,000 is available to the Company consisting of four tranches bearing interest at 13% per annum. The first tranche of $20,000 was drawn on June 13, 2016 when the Company entered into the original term loan agreement, and a second tranche of $10,000 was drawn on the date of this amendment. A third tranche of $10,000 was drawn on August 8, 2017. A fourth tranche of up to $10,000 in increments of $5,000 is available to the Company on or prior to March 31, 2018 if the Company is able to reach certain revenue milestones. Notwithstanding the foregoing, the fourth tranche may be available to the Company if the Company and CRG mutually agree on a business development transaction. The loan matures on March 31, 2022 and is secured by substantially all of the assets of the Company. Under the terms of the amended agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by the Company, the interest-only period may be extended such that there is only one principal payment at maturity.

Interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at the Company’s option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. If certain revenue milestones are met by the Company, the period in which the Company, at its option, may split its interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. During the year ended December 31, 2017, the Company paid in-kind interest of $778. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan will be payable to CRG, including the impact of any amounts accrued as paid in-kind interest. As a result, the Company is accruing the amount up to $44,040 under the effective interest method which will be the amount payable at maturity.

In consideration for entering into the first amendment, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG as of the date of the amended agreement. The warrants have a term of 5 years and qualify as equity. The warrants were fair valued at $1,200 using the Black-Scholes model and are being accounted for as a discount to the long-term debt on a proportionate basis to the fair value of the entire long-term debt as of the date of the amended agreement. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method.

15

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

11.	Long term debt (continued):

The Company is required to meet certain annual revenue covenants. If the revenue covenants are not met, the Company may exercise a cure right within 90 days of year-end by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and the Company’s revenue. The cash received from the cure right would be used to repay the principal. On March 27, 2018, the Company entered into an agreement with CRG to amend the terms of the loan to adjust the annual revenue covenants (the “second amendment”). In consideration for the second amendment, the Company issued 800,000 warrants with a strike price of $2.50 per common share to CRG as of the date of the second amendment. The warrants have a term of 5 years. The Company was in compliance with the amended annual revenue covenants for the years ended December 31, 2017 and 2016.

The Company incurred expenses of $1,451 in connection with the modification of long-term debt in the second quarter of 2017 which is included in other expense.

Future repayments, assuming the Company continues to meet the amended revenue covenants, are as follows:

2018	$-
2019	-
2020	15,292
2021	20,389
2022	8,359

Total repayments	$44,040

12.	Deferred consideration:

On November 18, 2013, the Company completed the acquisition of Correvio LLC through the purchase of a combination of assets and shares in exchange for 19.9% of the Company’s then outstanding shares and deferred consideration of $12,000. The deferred consideration was being repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually.  The Company repaid the deferred consideration in full during the third quarter of 2017. As a result of the full repayment, $1,000 of restricted cash was released from escrow (note 6).

16

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

13.	Share capital:

(a)	Authorized:

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series.

(b)	Issued and outstanding:

Number
Common shares	of shares

Balance, December 31, 2014	16,591,002
Issued through at-the-market offering (i)	554,247
Issued through common share offering (ii)	2,875,000
Issued upon vesting of restricted share units, net of tax	7,246
Issued upon exercise of options in cashless transaction	10,431
Issued for cash upon exercise of options	109,411
Balance, December 31, 2015	20,147,337
Issued through common share offering (iii)	11,500,000
Issued to Lincoln Park Capital Fund, LLC (iv)	208,856
Issued upon vesting of restricted share units, net of tax	28,227
Balance, December 31, 2016	31,884,420
Issued through at-the market offering (i)	1,958,598
Issued to Lincoln Park Capital Fund, LLC (iv)	494,453
Issued for cash upon exercise of options	215,000
Issued upon exercise of options in cashless transaction	50,495
Issued upon vesting of restricted share units, net of tax	34,346
Balance, December 31, 2017	34,637,312

(i)	On February 18, 2014, the Company completed a prospectus supplement under which the Company may issue common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $8,900. During the year ended December 31, 2015, the Company issued 554,247 common shares under this prospectus supplement for gross proceeds of $5,334.

On March 1, 2016, the Company filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the United States Securities and Exchange Commission (the “SEC”) under a registration statement on Form F-10 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250,000 of the Company’s common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

17

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

On March 7, 2016, the Company filed an Amended and Restated At Market Issuance Sales Agreement (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”). The Company entered into the Sales Agreement only as a result of the acquisition by FBR of MLV. The Company also filed a prospectus supplement, in connection with the filing of the Base Shelf Prospectuses, pertaining to the Sales Agreement under which the Company may issue common shares through ATM offerings with FBR and MLV as agents, up to an aggregate of $6,900. During the year ended December 31, 2016, no shares were issued under this prospectus supplement. During the year ended December 31, 2017, 1,666,765 common shares were issued for gross proceeds of $6,890 under this prospectus supplement.

On August 10, 2017, the Company filed a new prospectus supplement under which the Company may issue common shares through at-the-market offerings up to an aggregate of $10,700. During the year ended December 31, 2017, 291,833 common shares were issued for gross proceeds of $630 under this prospectus supplement. As at December 31, 2017, $10,070 remains available under this prospectus supplement.

(ii)	On August 13, 2015, the Company completed a prospectus offering of 2,875,000 common shares from treasury at a price of $8.00 per common share for gross proceeds of $23,000.

(iii)	On July 29, 2016, the Company closed an underwritten public offering of 11,500,000 common shares from treasury at a price of $3.00 per common share for gross proceeds of $34,500.

(iv)	On January 12, 2016, the Company completed a purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”) which allows LPC to purchase up to an aggregate value of $20,000 worth of common shares in the capital of the Company. In consideration for entering into the agreement, the Company issued 48,856 common shares to LPC as a commitment fee. No proceeds were received for these shares which were valued at $335 and recorded as a share issuance cost. During the year ended December 31, 2016, the Company issued 160,000 common shares under the Purchase Agreement to LPC for gross proceeds $841.

On March 7, 2016, the Company filed a prospectus supplement, in connection with the filing of the Base Shelf Prospectuses, pertaining to the Purchase Agreement, under which the Company may sell its common shares to LPC up to an aggregate of $6,900. On December 22, 2016, the Company filed an amendment to this prospectus supplement. The Company’s closing share price must be equal to or greater than $1.00 in order for a purchase to be effected. During the year ended December 31, 2017, the Company issued 494,453 common shares under the Purchase Agreement to LPC for gross proceeds of $967.

18

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.	Share-based compensation:

(a)	Stock options:

Under the terms of the Company’s amended incentive stock option plan (the “Plan”), the Company may grant options to directors, executive officers, employees and consultants of the Company. The Plan provides for granting of options at the fair market value of the Company’s common shares at the grant date. Options generally vest over periods of up to four years with an expiry term of five years and generally vest in equal amounts at the end of each month. The maximum number of shares available for issue under the Plan is a rolling number equal to a maximum of 12.5% of the issued common shares outstanding at the time of grant. The maximum number of stock options issuable to insiders under the Plan is restricted to 10% of the issued and outstanding common shares of the Company.

19

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.	Share-based compensation (continued):

Details of the stock option transactions for the years ended December 31, 2017, 2016 and 2015 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2014	1,278,290	4.68	3.34	8,411

Options granted	382,900	10.84
Options exercised	(129,236)	3.76
Options forfeited	(45,097)	8.76
Options expired	(14,260)	41,69
Outstanding as at December 31, 2015	1,472,597	5.88	2.88	8,024

Options granted	617,500	5.97
Options forfeited	(72,200)	4.94
Options expired	(16,340)	20.22
Outstanding as at December 31, 2016	2,001,557	5.82	2.72	1,110

Options granted	1,242,500	4.16
Options exercised	(324,000)	2.16
Options forfeited	(20,000)	5.10
Options expired	(8,000)	1.70
Outstanding as at December 31, 2017	2,892,057	5.52	3.07	69
Exercisable as at December 31, 2017	1,855,368	5.90	2.55	69

The outstanding options expire at various dates ranging from March 20, 2018 to August 13, 2022.

20

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.	Share-based compensation (continued):

At December 31, 2017, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$1.65 to $2.08	277,000	0.22	1.66	277,000	1.66
$2.09 to $5.63	1,477,183	3.86	4.26	703,557	4.39
$5.64 to $7.37	550,000	3.47	6.14	325,667	6.14
$7.38 to $13.09	587,874	2.07	9.91	549,144	9.92

	2,892,057	3.07	5.52	1,855,368	5.90

A summary of the Company’s non-vested stock option activity and related information for the year ended December 31, 2017 is as follows:

	Number	Weighted average
	of	grant-date fair value
Non-vested options	options	(U.S.$)

Non-vested at December 31, 2016	708,588	2.27
Granted	1,242,500	1.53
Vested	(911,039)	1.90
Forfeited	(3,360)	0.04

Non-vested at December 31, 2017	1,036,689	1.69

At December 31, 2017, there was $805 (2016 - $739) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.3 years (2016 – 1.3 years).

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2017 was $495 (2016 – nil; 2015 - $743).

The aggregate fair value of vested options during the year ended December 31, 2017 was $1,729 (2016 - $1,071; 2015 - $1,404).

Stock options granted to the Company’s directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to consultants and to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture.

21

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.	Share-based compensation (continued):

For the year ended December 31, 2017, $1,663 was recorded as stock-based compensation expense with $158 being recorded as a recovery against liability and $1,821 being recorded against additional paid-in capital (2016 - $171 was recorded as stock-based compensation recovery with $1,323 being recorded as a recovery against liability and $1,152 being recorded against additional paid-in capital; 2015 - $1,828 was recorded as stock-based compensation expense with $1,391 being recorded against liability and $437 being recorded against additional paid-in capital).

The weighted average fair value of stock options granted during the year ended December 31, 2017 was $1.53 (2016 - $2.00; 2015 - $4.50). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,	December 31,	December 31,
	2017	2016	2015

Dividend yield	-	-	-
Expected volatility	63.7%	65.7%	78.4%
Risk-free interest rate	1.2%	0.7%	0.6%
Expected average life of the options	3.8 years	3.1 years	3.4 years
Estimated forfeiture rate	-	-	-

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination behaviour. Forfeitures are estimated at the time of grant and, if necessary, management revises that estimate if actual forfeitures differ and adjusts stock-based compensation expense accordingly.

(b)	Restricted share unit plan:

During 2014, the Company established a treasury-based Restricted Share Unit Plan (the “RSU Plan”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price and no monetary payment is required from the employees to the Company upon grant of the RSUs or upon the subsequent issuance of shares to settle the award. The vested RSUs may be settled through the issuance of common shares from treasury, by the delivery of common shares purchased on the open market, in cash or in any combination of the foregoing, at the option of the Company. Vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant. Generally, RSUs vest annually over three years, in equal amounts, on the anniversary date of the date of grant.

22

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.	Share-based compensation (continued):

Details of RSU transactions for the years ended December 31, 2017, 2016 and 2015 are summarized as follows:

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding at December 31, 2014	-	$-	-	$-

RSUs granted	160,598	9.10		1,181
RSUs vested	(10,990)	9.95		89
RSUs forfeited	(17,500)	9.95
Outstanding as at December 31, 2015	132,108	$8.91	2.16	$1,058

RSUs granted	50,782	4.43		218
RSUs vested	(49,682)	9.03		205
RSUs forfeited	(13,505)	9.00
Outstanding as at December 31, 2016	119,703	$6.95	1.71	$334

RSUs granted	52,962	3.46		194
RSUs vested	(57,003)	7.59		174
RSUs forfeited	(18,706)	6.21
Outstanding as at December 31, 2017	96,956	$4.83	1.68	$147

At December 31, 2017, there was $224 (2016 - $537) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 1.7 years (2016 – 1.5 years).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. For the year ended December 31, 2017, stock-based compensation expense related to RSUs of $402 (2016 – $431; 2015 - $377) was recorded in selling, general and administration expenses and recorded against additional paid-in capital.

23

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

15.	Research and development expense:

In June 2015, the Company entered into a license and supply agreement with SteadyMed Ltd. for the distribution rights to TREVYENT® that included an upfront payment of $3,000 upon execution of the agreement which was recorded in R&D expense.

16.	Basic and diluted loss per share:

Basic loss per share is calculated as set forth below:

Year ended December 31	2017	2016	2015

Net loss	$(29,811)	$(19,619)	$(24,462)

Weighted average number of common shares for basic loss per share	33,192,480	25,255,413	18,198,840
Loss per share – basic	$(0.90)	$(0.78)	$(1.34)

Diluted loss per share is calculated as set forth below:

Year ended December 31	2017	2016	2015

Net loss	$(29,811)	$(19,619)	$(24,462)
Less: recovery of fair value of liability classified awards	(153)	(433)	-
Diluted loss available to common shareholders	$(29,964)	$(20,052)	$(24,462)
Weighted average number of common shares for basic loss per share	33,192,480	25,255,413	18,198,840
Plus: incremental shares from assumed exercise	35,444	62,783	-
Diluted weighted average number of common shares for diluted loss per share	33,227,924	25,318,196	18,198,840
Loss per share – diluted	$(0.90)	$(0.79)	$(1.34)

For the year ended December 31, 2017, $5 of the recovery of fair value of liability classified awards has been excluded from the calculation of diluted loss available to common shareholders due to the fact that it is anti-dilutive (for the year ended December 31, 2016 - $890; for the year ended December 31, 2015 - nil).

24

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

17.	Commitments:

(a)	Operating leases:

The Company has entered into operating leases for office space. Future minimum payments under the various operating leases are as follows:

2018	$712
2019	684
2020	588
2021	201
2022	201
Thereafter	386

Total minimum payments required	$2,772

Rent expense for the year ended December 31, 2017 was $658 (2016 - $614; 2015 - $655).

(b)	Commitments for clinical and other agreements:

The Company entered into various clinical and other agreements requiring it to fund future expenditures of $7,309 (2016 - $1,755; 2015 - $2,889).

(c)	Purchase commitments:

The Company has purchase commitments with certain suppliers who assist in the production of AGGRASTAT®. The amount of the purchase commitment is based on physical quantities manufactured; however, there is a minimum purchase obligation of $166 for years 2018 through 2020.

18.	Income taxes:

The components of loss before income taxes consist of the following:

	2017	2016	2015

Canadian	$(14,841)	$(13,602)	$(11,574)
Foreign	(14,607)	(5,865)	(12,889)

Loss before income taxes	$(29,448)	$(19,467)	$(24,473)

25

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

18.	Income taxes (continued):

The reconciliation of income tax computed at statutory tax rates to income tax expense (recovery), using a 26.0% (2016 – 26.0%; 2015 – 26.0%) statutory tax rate, is:

	December 31,	December 31,	December 31,
	2017	2016	2015

Loss before income taxes	$(29,448)	$(19,467)	$(24,473)
Statutory tax rate	26.0%	26.0%	26.0%

Income tax recovery at Canadian statutory income tax rates	$(7,656)	$(5,061)	$(6,363)
Change in valuation allowance	1,625	4,197	4,290
Permanent differences	967	343	447
Expiry of investment tax credits	975	-	-
Tax rate differences	790	450	291
Change in U.S. statutory rate	6,394	-	-
Change in Canadian statutory rate	(2,595)	-	-
Other differences	(137)	223	1,324
Income tax expense (recovery)	$363	$152	$(11)

As a result of tax legislation enacted in the U.S. at the end of 2017, the federal U.S. corporate tax rate applicable to years subsequent to 2017 was substantially reduced. The Company recorded a deferred income tax expense in respect of its U.S. operations in 2017 using the new federal rate of 21% (2016 – 35%; 2015 – 35%); however, there was no impact on tax expense as a valuation allowance is provided on most of these deferred tax assets.

The Company also revalued its deferred tax assets in respect of its Canadian operations to reflect the increase in the Canadian corporate income tax rate to 27% (2016 – 26%) for years subsequent to 2017. There was no impact on tax expense as a full valuation allowance is provided on these deferred tax assets.

Significant components of the Company’s deferred tax assets are shown below:

	December 31,	December 31,
	2017	2016

Deferred tax assets:
Tax loss carryforwards	$83,394	$80,963
Research and development deductions and investment tax credits	27,168	27,709
Tax values of depreciable assets in excess of accounting values	3,008	3,230
Share issue costs and other	1,230	1,413

Total deferred tax assets	114,800	113,315
Valuation allowance	(114,480)	(112,855)

Net deferred tax assets	$320	$460

26

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

18.	Income taxes (continued):

At December 31, 2017, the Company has investment tax credits of $15,537 (2016 - $16,512) available to reduce future Canadian federal income taxes otherwise payable. The investment tax credits expire between 2018 and 2032.

The Company also has total loss carryforwards of $356,610 (2016 - $327,455) available to offset future taxable income: in Canada, in the amount of $200,999 (2016 - $188,444); in Switzerland, in the amount of $109,786 (2016 - $93,314); in the United States, in the amount of $45,316 (2016 – $44,933); and in the United Kingdom, in the amount of $508 (2016 - $764). The loss carryforwards expire between 2018 and 2037.

The Company’s Canadian federal and provincial investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses

2018	$145	$35,932
2019	501	6,768
2020	481	17,991
2021	528	16,911
2022	296	23,129
Thereafter until 2037	13,586	255,879

	$15,537	$356,610

The Company recognizes interest and penalties related to income taxes in interest and other income. To date, the Company has not incurred any significant interest and penalties. The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company. The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated. As at December 31, 2017, a provision of nil (2016 - nil) has been made in the financial statements for estimated tax liabilities. Tax years ranging from 2010 to 2017 remain subject to examination in the various countries we operate in.

19.	Related party transactions:

During the years ended December 31, 2017 and 2016, the Company incurred expenses for consulting services provided by a company owned by one of the officers of the Company. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. The Company incurred expenses of $193 for the year ended December 31, 2017 for services provided by the consulting company relating to general corporate matters (2016 - $148; 2015 - nil). Included in accounts payable and accrued liabilities at December 31, 2017 was $201 owing to the consulting company (2016 - $148).

27

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

19.	Related party transactions (continued):

During the year ended December 31, 2015, the Company incurred expenses for services provided by a law firm in which a director of one of the Company’s wholly owned subsidiaries was a partner. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2015, the Company incurred legal fees of $63 for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 was $12 owing to the legal firm. For the years ended December 31, 2017 and 2016, the law firm was no longer a related party. The Company also incurred expenses for services provided by an accounting firm in which a director of one of the Company’s wholly owned subsidiaries was a partner. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2015, the Company incurred accounting fees of $35 for services provided by the accounting firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 was $31 owing to the accounting firm. For the years ended December 31, 2017 and 2016, the accounting firm was no longer a related party.

20.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

28

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

21.	Segmented information:

Revenue is earned through the sale of the Company’s commercialized products. During the year ended December 31, 2017, the sale of AGGRASTAT® accounted for 84% of total revenue. During the years ended December 31, 2016 and 2015, the sale of AGGRASTAT® accounted for more than 90% of total revenue.

The Company recognizes segmentation based on geography as follows:

Year ended December 31, 2017	Europe	Rest of World	Total

Revenue	$10,953	$13,055	$24,008
Cost of goods sold	2,974	3,802	6,776

Gross margin	7,979	9,253	17,232
Gross margin %	73%	71%	72%

Year ended December 31, 2016	Europe	Rest of World	Total

Revenue	$10,931	$14,325	$25,256
Cost of goods sold	2,585	3,725	6,310

Gross margin	8,346	10,600	18,946
Gross margin %	76%	74%	75%

Year ended December 31, 2015	Europe	Rest of World	Total

Revenue	$10,572	$10,338	$20,910
Cost of goods sold	3,191	3,396	6,587

Gross margin	7,381	6,942	14,323
Gross margin %	70%	67%	68%

During the years ended December 31, 2017, 2016 and 2015, there were two customers that individually accounted for more than 10% of total revenue. In 2017, these customers accounted for 24% and 20% of total revenue (2016 – 20% and 23%; 2015 – 19% and 28%).

29

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

21.	Segmented information (continued):

Property and equipment by geographic area were as follows:

As at December 31	2017	2016

Europe	$87	$116
Rest of World	329	432

	$416	$548

Intangible assets by geographic area were as follows:

As at December 31	2017	2016

Europe	$27,265	$23,647
Rest of World	541	705

	$27,806	$24,352

22.	Subsequent event:

On March 19, 2018, the Company entered into a definitive arrangement agreement with Cipher Pharmaceuticals Inc. (“Cipher”) Under the terms of the agreement, Cipher will acquire the Canadian business portfolio of Cardiome for upfront cash consideration of C$25,500, subject to shareholder approval.

The proposed transaction will be completed pursuant to the acquisition by Cipher of all of the outstanding shares of Cardiome, following a restructuring of Cardiome pursuant to a statutory plan of arrangement under the Canada Business Corporations Act. Pursuant to the arrangement, Cardiome shareholders will receive common shares, on a one-for-one ratio, of a newly created Canadian entity named Correvio Pharma Corp. that will apply for a substitution listing on the Nasdaq and TSX. Correvio Pharma Corp. will acquire and hold all of Cardiome’s pre-transaction assets and liabilities, excluding the Canadian business portfolio being acquired by Cipher under the arrangement.

30